Exhibit 5.1
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street, Suite 1900
Charlotte, North Carolina 28246
Phone: (704) 377-2536
Fax: (704) 378-4000
March 16, 2007
Culp, Inc.
1823 Eastchester Drive
High Point, North Carolina 27265
Attention: Franklin N. Saxon
     Re:       Registration Statement on Form S-3 for Culp, Inc.
Ladies and Gentlemen:
     We have served as counsel to Culp, Inc, a North Carolina corporation (the “Company”) in connection with the filing by the Company of a registration statement on Form S-3 (the “Registration Statement”) covering the registration of 798,582 shares of the Company’s common stock, $0.05 par value, including associated rights for the purchase of Series A Participating Preferred Shares (the “Shares”), to be offered by International Textile Group, Inc., the selling shareholder of the Company. We understand that the Registration Statement is being filed with the Securities and Exchange Commission and that this letter is to be included as Exhibit 5.1 thereof.
     We have reviewed the Registration Statement and related prospectus, the Company’s articles of incorporation and bylaws, corporate proceedings relating to the authorization, issuance and sale of the Shares and such other documents and records as we have deemed necessary in order to enable us to render this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.
     Based upon the foregoing, and in reliance thereon, we are of the opinion that the Shares are validly issued, fully paid and nonassessable.
     We hereby consent to the filing of a copy of this opinion as an exhibit to the Registration Statement.

Very truly yours,

ROBINSON, BRADSHAW & HINSON, P.A.

/s/ Henry H. Ralston

Henry H. Ralston